SECURITAS

Press Release from Securitas AB

August 30, 2006

Convening Notice to Extraordinary General Meeting in Securitas AB (publ)

The shareholders of Securitas AB are hereby invited to attend an Extraordinary General Meeting ("**EGM**") to be held at 5 p.m. CET on Monday 25 September 2006, in "Vinterträdgården" at the Grand Hotel, Stockholm, entry via "Royal entré", Stallgatan 6. Registration for the EGM begins at 4 p.m. CET.

A. NOTICE OF ATTENDANCE

Shareholders who wish to attend the EGM must:

(i) be recorded in the share register maintained by the Swedish Central Securities Depository ("**VPC**"), made as of Tuesday 19 September 2006,

and

(ii) notify Securitas AB of their intent to participate in the EGM at the address: Securitas AB, "Extraordinary General Meeting", P.O. Box 47021, SE-100 74 Stockholm, Sweden, by telephone +46 8 657 74 74, by telefax +46 8 657 74 85 marked "Securitas Extraordinary General Meeting" or via the company website www.securitasgroup.com/egm2006, by 4.00 p.m. CET Tuesday 19 September 2006, at the latest. On giving notice of attendance, the shareholder shall state name, personal registration number or equivalent (corporate identity number), address and telephone number. Proxy and representative of a legal person shall submit papers of authorisation prior to the EGM. As confirmation of the notification, Securitas AB will send an entry card, which should be presented at registration for the EGM.

In order to participate in the proceedings of the EGM, owners with nominee-registered shares must request their bank or broker to have their shares temporarily owner-registered with VPC. Such registration must be made as of Tuesday 19 September 2006 and the banker or broker should therefore be notified in due time before the said date.

B. AGENDA

Proposal for Agenda

1. Opening of the Meeting.
2. Election of Chairman of the Meeting.
3. Drawing up and approval of the voting list.
4. Approval of the agenda.
5. Election of one or two person(s) to approve the minutes.
6. Determination of compliance with the rules of convocation.
7. Resolution regarding the Boards' proposal on distribution of shares.
8. Closing of the Meeting.

Election of Chairman of the Meeting (paragraph 2 on the agenda)
The Nomination Committee elected by the Annual General Meeting 2006 has proposed that Melker Schörling, Chairman of the Board, shall be elected Chairman of the EGM.

Proposal on Distribution of Shares (paragraph 7 on the agenda)
The Board of Directors proposes that the EGM resolves on a dividend to the effect that all shares in *(i)* the wholly-owned subsidiary Securitas Direct Aktiebolag ("Direct"), and *(ii)* the wholly-owned subsidiary Securitas Systems AB ("Systems") are distributed to the shareholders, whereby each share in Securitas AB shall entail a right to one share in Direct and one share in Systems. Holders of a class A share shall receive one class A share in Direct and one class A share in Systems. Holders of a class B share shall receive one class B share in Direct and one class B share in Systems. Based on book values as of 31 December 2005, the proposed dividend amounts to approximately MSEK 4 135 in total. Proposed record date for entitlement to receive share dividend is Thursday 28 September 2006.

C. AVAILABLE DOCUMENTATION

The complete proposal by the Board of Directors with respect to paragraph 7 on the agenda as well as documentation in accordance with Chapter 18, Sections 4 and 6 of the Swedish Companies Act will be available at the company and on the company's website www.securitasgroup.com as from 11 September 2006, and a copy thereof will be sent to the shareholders who so request and submit their address. Said documentation will also be available at the EGM. Prospectuses, describing the Direct and the Systems groups in greater detail, have been prepared by reason of the share distribution proposal. The prospectuses are expected to be available as from 8 September 2006.

Stockholm in August 2006
the Board of Directors
SECURITAS AB (publ)

SECURITAS

Press release from Securitas AB

August 30, 2006

Distribution and listing of Securitas Systems and Securitas Direct on the O-list of the Stockholm Stock Exchange

The Board of Directors of Securitas AB ("Securitas") has on August 30, 2006, decided to propose to the shareholders that the shares in Securitas Direct ("Direct") and Securitas Systems ("Systems") are distributed to Securitas' shareholders and listed on the O-list of the Stockholm Stock Exchange ("the distribution"). An Extraordinary General Meeting to take the decision about the distribution will be held on September 25, 2006 and the first day of trading is expected to be September 29, 2006. The convening notice to the Extraordinary General Meeting is enclosed to this press release, and will also be published in Svenska Dagbladet, Post och Inrikes Tidningar and in the Financial Times.

Securitas has, as announced on February 9, 2006, worked on preparing Direct and Systems for the listings as independent companies on the O-list of the Stockholm Stock Exchange, in order to enhance transparency, specialization and shareholder value. The background to the distribution is, among other things, that the security market is becoming more and more complex and that the customers demand more and more specialized and customized security solutions. As independent companies, Direct and Systems can follow individual and focused growth strategies to meet their respective customers' needs. Moreover, both Direct and Systems have reached such a size, market position, organizational maturity and degree of specialization in respect of the offering to the customers that they are ready to continue to develop as independent companies.

Both Direct and Systems are now judged, according to plan, to be ready for separation from Securitas AB. According to a notice from the Stockholm Stock Exchange's Company Committee on August 29, the companies also satisfy the requirements for a listing on the O-list of the Stockholm Stock Exchange. In these circumstances, the Board of Directors of Securitas AB on August 30, 2006, took the formal decision to propose to the shareholders of Securitas, at the Extraordinary General Meeting, to be held on September 25, 2006, to decide to distribute the shares in Direct and Systems to the shareholders in Securitas. One A-share in Securitas should entitle to one A-share in each of the distributed companies, and one B-share should entitle to one B-share in each of the distributed companies. The Board's complete proposal for the distribution will be made available from September 11, 2006. The prospectuses for the companies will be distributed around September 8, 2006. The listing on the O-list of the Stockholm Stock Exchange of the shares in Direct and Systems is expected to take place on September 29, 2006.

As stated in the quarterly report for the second quarter 2006, published on August 10, the preparations for a listing of Loomis Cash Handling Services AB are proceeding. The division is planned to be listed on the Stockholm Stock Exchange during 2007, according to a separate time plan, which will be announced later in 2006.

For further information please contact:

Thomas Berglund, President and CEO	+44 20 8432 6551
Håkan Winberg, Executive Vice President and CFO	+44 20 8432 6554
Henrik Brehmer, Investor Relations	+44 20 8432 6523

The press release is also available at www.securitasgroup.com

Time plan

September 8	Prospectuses for Direct and Systems made available and sent to Securitas' shareholders
September 25	Extraordinary General Meeting and last day for trading in the Securitas share with a right to participate in the distribution, that is, a right to receive shares in Direct and Systems
September 26	First day of trading in the Securitas share without a right to participate in the distribution
September 28	Reconciliation day at the Swedish Central Securities Depository ("VPC") for a right to claim dividend
September 29	First day of trading for Direct's and System's shares at the O-list of the Stockholm Stock Exchange
November 16	The quarterly reports for the third quarter 2006 are published, for Securitas AB, Securitas Direct and Securitas Systems as separate listed companies.

Overview Securitas Direct and Securitas Systems

Securitas Direct – Protects people through high security for homes and small companies

Securitas Direct is a service company providing high quality security solutions to homes and small businesses, based on a standardized range of alarm products. The offering includes installation and service, monitoring and patrolling. The alarm product includes secure transmission and advanced verification of alarms, and is designed for ease of use. Added value is created in the form of a user-friendly service with a high level of security at a reasonable price. The Direct business is organized in the two business units Consumer (homes) and Professional (small businesses). Direct is operating in the Nordics, Central Europe and Iberia.

During 2005, Direct had sales of MSEK 2.700 with an organic sales growth of 23 percent and an operating result of MSEK 258, corresponding to an operating margin of 9.5 percent.

President and CEO is Dick Seger and Chief Financial Officer is Lars Andersson. The Board members are Thomas Berglund (Chairman), Gustaf Douglas, Anna Lindström (Management consultant Righthand AB), Ulf Mattson (President Capio AB and Chief Executive Officer of the Capio Group), Dick Seger and Ulrik Svensson (Managing Director Melker Schörling AB). Employee representatives are to be elected. For more information about Direct, please refer to the prospectus for the distribution and the listing of shares in Direct, to be published on September 8.

Securitas Systems – Systems integration for demanding customers

Securitas Systems designs and installs complete and tailor made security solutions for large and medium sized companies, based on products within video surveillance, access control, burglary intrusion and fire alarm systems. Approximately 60 percent of the sales come from new installations and 40 percent from services such as maintenance, monitoring, response and customer service functions. Systems has operations in 13 European countries and in the USA, Australia and Hong Kong. Significant customer segments include bank and finance and retail.

During 2005, Systems had sales of MSEK 5.800 with an organic sales growth of 6 percent and an operating result of MSEK 669, corresponding to an operating margin of 11.5 percent.

President and CEO is Juan Vallejo and Chief Financial Officer is Peter Ragnarsson. The Board members are Melker Schörling (Chairman), Carl Douglas, Tomas Franzén (Chief Executive Officer and President Eniro Group), Eva Lindquist (Senior Vice President Mobile Business within Marketing, Services and

Products, Telia Sonera AB) and Juan Vallejo. Employee representatives are to be elected. For more information about Systems, please refer to the prospectus for the distribution and the listing of shares in Systems, to be published on September 8.

Trademark agreement

Securitas Systems and Securitas Direct have an agreement regulated right to use the Securitas brand. The companies are paying an annual license fee corresponding to 0.2 percent of sales. If a license fee would have been paid during 2005 and the first half of 2006, the following would have been applied: Securitas Systems MSEK 11.3 for 2005 and MSEK 6.0 for 2006 6M. Securitas Direct MSEK 5.4 for 2005 and MSEK 3.0 for 2006 6M.

Securitas AB

After the distribution of Securitas Direct and Securitas Systems, Securitas will continue to focus on the ability to deliver complete security solutions based on guarding and technology. With leading positions in Europe and North America as a base, Securitas will extend this ability to new and fast growing markets in South America and Asia.

Organization for specialization and growth

Securitas is organized to meet the demands from different customers, in the USA as well as in Europe, and to expand to new markets where Securitas does not operate today.

Management consists of Thomas Berglund (President and Chief Execuitve Officer), Håkan Winberg (Chief Financial Officer), Santiago Galaz, Brad van Hazel, Bill Barthelemey, Tore K Nilsen and Morten Rönning.

In the USA, the business is divided into Permanent guarding and Global Customers. Included in Permanent guarding are the 10 guarding regions and the three specialized entities for Automotive, Energy and Government. Further, the Consulting and Investigation business and the operations in Canada and Mexico are included in the U.S. operations. In Europe, the business is divided into four specialized vertical units – Permanent guarding and Transport aviation security for large customers and Mobile services and Alarm monitoring for small customers. In total, Securitas has 850 and 650 branch offices, in the USA and Europe respectively. In the unit New Markets, the focus will be on finding new interesting markets with the emphasis on South America and Asia.

Strategy and the way forward

The new customer oriented organisation admits greater focus on separate customer segments, for which refinement of the services and development of adapted concepts can be driven, meeting more specific and more demanding customer needs. The ambition is to offer a higher degree of complete security solutions with both physical security and technology solutions. Through cooperation between the European and the U.S. organizations, concepts and quality of the service offering are being developed, at the same time as the ability to deliver a professional service to global customers is increased. In the USA, the focus will increasingly be on being able to offer the larger customers complete security solutions. In Europe, the segmentation of the large customer segment continues, as well as the development of complete security solutions with different partners, where Securitas Systems is one of the more significant. Within Mobile Services in Europe, focus will be on increasing the organic sales growth through a more structured sales process. In the long term, Mobile Services will be introduced in the USA.

Over an economical cycle, the organic sales growth is expected to be between 4-6 percent, that is, in line with, or somewhat higher than the underlying market growth, with a continuous improvement of the operating margin. Selective acquisitions will be made to improve growth and the profitability development. The free cash flow is expected to amount to approximately 80 percent of adjusted income, and the return on capital employed is expected to amount to at least 20 percent in the existing business and reach this level within three years for acquired entities. Securitas AB will aim for a capital structure with a net debt ratio of approximately 1:1 and a free cash flow to net debt ratio of approximately 0.2.

Board of Directors in Securitas AB

Melker Schörling (Chairman), Gustaf Douglas (Deputy Chairman), Thomas Berglund, Annika Falkengren, Sofia Schörling Högberg, Stuart E. Graham, Carl Douglas, Berthold Lindqvist, Fredrik Palmstierna, Marie Ehrling.

Loomis Cash Handling Services AB

Loomis Cash Handling Services AB offers secure and efficient solutions for cash distribution, processing and recycling for financial institutions, retailers and other commercial enterprises, through a network of 440 branch offices in 10 European countries and in the USA.

The division will be listed during 2007 according to a separate time plan to be announced later in 2006. Loomis Cash Handling Services AB will, until the listing, continue the operations and the listing preparations as an independent division under Securitas AB.

Board of Directors and management

In preparing for the listing of Loomis Cash Handling Services AB, a separate Board of Directors will be put in place. The Board members will be Thomas Berglund (Chairman), Håkan Winberg, Jan Svensson, (Managing Director Latour AB), Ulrik Svensson (Managing Director Melker Schörling AB) and Håkan Ericson, new appointed President of Loomis Cash Handling Services AB.

The Board of Directors of Securitas AB has decided to appoint Håkan Ericson, currently Executive Vice President, Airline Support Businesses, SAS Group, as Divisional President for Loomis Cash Handling Services. Håkan Ericson has also been Managing Director of DHL Freight Europe and European Networks. He will join Loomis Cash Handling Services AB in mid September 2006.

Financial data for Securitas including Loomis Cash Handling Services AB after the distribution of Direct and Systems

For financial data concerning Direct and Systems, please refer to the prospectuses for Direct and Systems.

Financial data pro forma[1] for Securitas including Loomis Cash Handling Services AB after the dividend of Securitas Systems AB and Securitas Direct AB

January - June 2006

MSEK	Security Services USA	Security Services Europe	Other	Total Securitas	Loomis[2]	Listing costs[3]	Eliminations	Total
Total sales	10 897	13 350	23	24 270	5 725	-	-22	29 973
Organic sales growth, %	*6*	*6*	-	*6*	*6*	-	-	*6*
Operating income before amortization	528	878	-151	1 255	17	-37	-	1 235
Operating margin, %	*4,8*	*6,6*	-	*5,2*	*0,3*	-	-	*4,1*
Amortization of acquisition related intangible fixed assets	-16	-24	0	-40	-7	-	-	-47
Acquisition related restructuring costs	-	0	-	0	-	-	-	0
Operating income after amortization	512	854	-151	1 215	10	-37	-	1 188
Cash flow from operating activities	317	449	-113	653	46	-	-	699
Cash flow from operating activities, %	*60*	*51*	*75*	*52*	*271*	-	-	*57*
Operating capital employed[4]	1 294	1 978	440	3 712	2 626	-	-	6 338
Operating capital employed as % of sales[4]	*6*	*7*	-	*8*	*23*	-	-	*11*
Goodwill	6 259	5 632	7	11 898	2 646	-	-	14 544
Acquisition related intangible fixed assets	30	363	1	394	21	-	-	415
Shares in associated companies	-	-	176	176	-	-	-	176
Capital employed[4]	7 583	7 973	624	16 180	5 293	-	-	21 473
Return on capital employed, %[4]	*15*	*23*	-	*17*	*6*	-	-	*14*
Net debt	-	-	9 284	9 284	2 117	-	-	11 401
Shareholders' equity	-	-	6 896	6 896	3 176	-	-	10 072
Net debt equity ratio/multiple	-	-	*1,35*	*1,35*	*0,67*	-	-	*1,13*

January - December 2005

MSEK	Security Services USA	Security Services Europe	Other	Total Securitas	Loomis[5]	Listing costs	Eliminations	Total
Total sales	21 616	24 996	43	46 655	11 581	-	-36	58 200
Organic sales growth, %	*4*	*5*	-	*4*	*2*	-	-	*4*
Operating income before amortization	1 080	1 874	-266	2 688	680	-	-	3 368
Operating margin, %	*5,0*	*7,5*	-	*5,8*	*5,9*	-	-	*5,8*
Amortization of acquisition related intangible fixed assets	-33	-40	0	-73	-25	-	-	-98
Acquisition related restructuring costs	-	-1	-	-1	-	-	-	-1
Operating income after amortization	1 047	1 833	-266	2 614	655	-	-	3 269
Cash flow from operating activities	987	1 916	-181	2 722	906	-	-	3 628
Cash flow from operating activities, %	*91*	*102*	*68*	*101*	*133*	-	-	*108*
Operating capital employed[4]	1 123	1 288	1 140	3 551	2 372	-	-	5 923
Operating capital employed as % of sales[4]	*5*	*5*	-	*8*	*20*	-	-	*10*
Goodwill	6 873	5 587	9	12 469	2 848	-	-	15 317
Acquisition related intangible fixed assets	38	290	1	329	31	-	-	360
Shares in associated companies	-	-	179	179	-	-	-	179
Capital employed[4]	8 034	7 165	1 329	16 528	5 251	-	-	21 779
Return on capital employed, %[4]	*13*	*26*	-	*16*	*13*	-	-	*15*
Net debt	-	-	8 433	8 433	2 100	-	-	10 533
Shareholders' equity	-	-	8 095	8 095	3 151	-	-	11 246
Net debt equity ratio/multiple	-	-	*1,04*	*1,04*	*0,67*	-	-	*0,94*

[1] Pro forma data have been prepared to illustrate how Securitas including Loomis Cash Handling Services AB would have looked like at the time the of reporting periods above, excluding Securitas Systems AB and Securitas Direct AB.
The pro forma data should not be seen as the formal comparatives for coming periods. These comparatives will be prepared in accordance with IFRS 5 Discontinued operations.

[2] Including provision related to the Welo claim of MSEK -373. Excluding this provision the operating income before amortization would have amounted to MSEK 390 with an operating margin of 6.7 percent.

[3] Listing costs relate to costs in relation to the listing of Securitas Systems AB, Securitas Direct AB and Loomis Cash Handling Services AB.

[4] Assets and liabilities that in accordance with IAS 14 Segment Reporting have not been included in the operating segments are included under Other. This means that these items are included under Other for all divisions including Loomis, Systems and Direct.
The items in question are mainly balance sheet items relating to current tax, deferred tax and provisions for taxes.

[5] Including the capital loss of MSEK -151 in relation to the divestiture of the Cash Handling Services operations in Germany. Excluding this capital loss, the operating income before amortization would have amounted to MSEK 831 with an operating margin of 7.2 percent.

Financial advisors

SEB Enskilda is financial advisors to the Securitas Group in relation to the distribution and the listing of the shares in Direct and Systems.